Exhibit 99.3
BLUEGREEN CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31,	June 30,
	2008	2009
		(unaudited)
ASSETS
Cash and cash equivalents (including restricted cash of $21,214 and $28,833 at December 31, 2008 and June 30, 2009, respectively)	$81,775	$95,135
Contracts receivable, net	7,452	7,174
Notes receivable (net of allowance of $52,029 and $48,663 at December 31, 2008 and June 30, 2009, respectively)	340,644	327,754
Prepaid expenses	9,801	10,692
Other assets	27,488	30,130
Inventory	503,269	518,909
Retained interests in notes receivable sold	113,577	98,272
Property and equipment, net	109,501	108,199

Total assets	$1,193,507	$1,196,265

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable	$24,900	$10,548
Accrued liabilities and other	52,283	51,996
Deferred income	29,854	20,266
Deferred income taxes	91,802	90,073
Receivable-backed notes payable	249,117	255,534
Lines-of-credit and notes payable	222,739	224,903
Junior subordinated debentures	110,827	110,827

Total liabilities	781,522	764,147

Commitments and contingencies (Note 10)

Shareholders’ Equity
Preferred stock, $.01 par value, 1,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 90,000 shares authorized; 33,996 shares issued at December 31, 2008 and June 30, 2009	339	340
Additional paid-in capital	182,654	185,042
Treasury stock, 2,756 common shares at both December 31, 2008 and June 30, 2009, at cost	(12,885)	(12,885)
Accumulated other comprehensive income, net of income taxes	3,173	1,051
Retained earnings	209,186	226,316

Total Bluegreen Corporation shareholders’ equity	382,467	399,864
Non-controlling interest	29,518	32,254

Total Equity	411,985	432,118

Total liabilities and shareholders’ equity	$1,193,507	$1,196,265

Note:	The condensed consolidated balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by United States generally accepted accounting principles for complete financial statements.
See accompanying notes to condensed consolidated financial statements.

BLUEGREEN CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)
(Unaudited)

	Three Months Ended
	June 30,
	2008	2009
Revenues:
Gross sales of real estate	$138,881	$65,205
Estimated uncollectible VOI notes receivable	(18,795)	(8,650)

Sales of real estate	120,086	56,555

Other resort and communities operations revenue	17,806	15,947
Interest income	13,503	17,695
Other income, net	208	1,834

	151,603	92,031

Costs and expenses:
Cost of real estate sales	30,972	22,139
Cost of other resort and communities operations	11,074	9,920
Selling, general and administrative expenses	100,639	46,162
Interest expense	2,041	8,100

	144,726	86,321

Income before non-controlling interests and provision for income taxes	6,877	5,710
Provision (benefit) for income taxes	2,112	(2,654)

Net income	4,765	8,364
Less: net income attributable to non-controlling interests	1,320	1,550

Net income attributable to Bluegreen Corporation	$3,445	$6,814

Net income per common share:
Basic	$0.11	$0.22

Diluted	$0.11	$0.22

Weighted average number of common and common equivalent shares:
Basic	31,227	31,076

Diluted	31,454	31,081

See accompanying notes to condensed consolidated financial statements.

BLUEGREEN CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)
(Unaudited)

	Six Months Ended
	June 30,
	2008	2009
Revenues:
Gross sales of real estate	$258,259	$118,958
Estimated uncollectible VOI notes receivable	(35,162)	(16,548)
Gains on sales of VOI notes receivable	8,245	—

Sales of real estate	231,342	102,410

Other resort and communities operations revenue	35,676	30,623
Interest income	23,464	36,188
Other income, net	473	1,299

	290,955	170,520

Costs and expenses:
Cost of real estate sales	61,930	34,244
Cost of other resort and communities operations	23,761	20,543
Selling, general and administrative expenses	188,308	87,553
Interest expense	6,990	15,435

	280,989	157,775

Income before non-controlling interests and provision for income taxes	9,966	12,745
Provision (benefit) for income taxes	2,967	(358)

Net income	6,999	13,103
Less: net income attributable to non-controlling interests	2,158	2,736

Net income attributable to Bluegreen Corporation	$4,841	$10,367

Net income per common share:
Basic	$0.16	$0.33

Diluted	$0.15	$0.33

Weighted average number of common and common equivalent shares:
Basic	31,220	31,071

Diluted	31,459	31,077

See accompanying notes to condensed consolidated financial statements.

BLUEGREEN CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Six Months Ended
	June 30,
	2008	2009
Operating activities:
Net income	$6,999	$13,103
Adjustments to reconcile net income to net cash used in operating activities:
Non-cash stock compensation expense	1,768	2,389
Depreciation and amortization	7,677	6,923
Gain on sale of VOI notes receivable	(8,245)	—
Loss on disposal of property and equipment	4	64
Estimated uncollectible notes receivable	35,279	16,640
Provision (benefit) for deferred income taxes	2,967	(358)
Interest accretion on retained interests in notes receivable sold	(8,282)	(10,878)
Proceeds from sales of notes receivable	55,705	—
Change in operating assets and liabilities:
Contracts receivable	545	278
Notes receivable	(159,020)	(7,131)
Inventory	(45,484)	(1,181)
Prepaid expenses and other assets	(7,813)	(3,944)
Accounts payable, accrued liabilities and other	8,827	(23,455)

Net cash used in operating activities	(109,073)	(7,550)

Investing activities:
Purchases of property and equipment	(12,681)	(4,758)
Proceeds from the sale of property and equipment	—	10
Cash used in business acquisitions	(6,105)	—
Cash received from retained interests in notes receivable sold	21,681	18,375

Net cash provided by investing activities	2,895	13,627

Financing activities:
Proceeds from borrowings collateralized by notes receivable	126,827	50,597
Payments on borrowings collateralized by notes receivable	(62,659)	(44,869)
Proceeds from borrowings under lines-of-credit facilities and other notes payable	74,409	10,738
Payments under lines-of-credit facilities and other notes payable	(37,753)	(8,657)
Payments on 10.50% senior secured notes	(55,000)	—
Payment of debt issuance costs	(1,396)	(526)
Proceeds from exercise of stock options	50	—

Net cash provided by financing activities	44,478	7,283

Net (decrease)/increase in cash and cash equivalents	(61,700)	13,360
Cash and cash equivalents at beginning of period	144,973	81,775

Cash and cash equivalents at end of period	83,273	95,135
Restricted cash and cash equivalents at end of period	(23,716)	(28,833)

Unrestricted cash and cash equivalents at end of period	$59,557	$66,302

See accompanying notes to condensed consolidated financial statements.

BLUEGREEN CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(In thousands)
(Unaudited)

	Six Months Ended
	June 30,
	2008	2009
Supplemental schedule of non-cash operating, investing and financing activities:

Inventory acquired through financing	$8,432	$—

Property and equipment acquired through financing	$3,643	$—

Retained interests in notes receivable sold	$9,624	$—

Net change in unrealized gains in retained interests in notes receivable sold	$(4,676)	$(3,492)

See accompanying notes to condensed consolidated financial statements.

BLUEGREEN CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
1. Organization and Significant Accounting Policies
We have prepared the accompanying unaudited condensed consolidated financial statements in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by United States generally accepted accounting principles for complete financial statements.
The financial information furnished herein reflects all adjustments consisting of normal recurring items that, in our opinion, are necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods. The results of operations for the three and six months ended June 30, 2009 are not necessarily indicative of the results to be expected for the year ending December 31, 2009. For further information, refer to our audited consolidated financial statements for the year ended December 31, 2008 which are included in our 2008 Annual Report on Form 10-K (“Annual Report”), as well as to our audited consolidated financial statements for the year ended December 31, 2008 included in our Current Report Form 8-K filed on July 16, 2009 which have been recast from the financial statements included in the Annual Report to reflect our previously reported implementation of Statement of Financial Accounting Standards (“SFAS”) No. 160, “Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (“SFAS No. 160”), which we adopted on January 1, 2009.
Organization
We provide Colorful Places to Live and Play® through our resorts and residential communities businesses. Our resorts business (“Bluegreen Resorts”) acquires, develops, markets, sells and manages real estate-based vacation ownership interests (“VOIs”) in resorts generally located in popular, high-volume, “drive-to” vacation destinations. VOIs in our resorts typically entitle the buyer to use resort accommodations through an annual or biennial allotment of “points” which represent their ownership and beneficial use rights in perpetuity in our Bluegreen Vacation Club (supported by an underlying deeded VOI held in trust for the buyer). Members in our Bluegreen Vacation Club may stay in any of our 50 participating resorts or take advantage of an exchange program offered by a third-party world-wide vacation ownership exchange network of over 3,700 resorts and other vacation experiences such as cruises and hotel stays.
Our residential communities business (“Bluegreen Communities”) acquires, develops and subdivides property and markets residential homesites, the majority of which are sold directly to retail customers who seek to build a home generally in the future, in some cases on properties featuring a golf course and other related amenities.
Principles of Consolidation
Our consolidated financial statements include the accounts of all of our wholly-owned subsidiaries and entities in which we hold a controlling financial interest. The only non-wholly owned subsidiary that we consolidate is Bluegreen/Big Cedar Vacations, LLC (the “Bluegreen/Big Cedar Joint Venture”), as we hold a 51% equity interest in the Bluegreen/Big Cedar Joint Venture, have an active role as the day-to-day manager of the Bluegreen/Big Cedar Joint Venture’s activities, and have majority voting control of the Bluegreen/Big Cedar Joint Venture’s management committee. We do not consolidate our statutory business trusts formed to issue trust preferred securities as these entities are each variable interest entities in which we are not the primary beneficiary as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN No. 46R”). The statutory business trusts are accounted for under the equity method of accounting. We have eliminated all significant intercompany balances and transactions.

Use of Estimates
United States generally accepted accounting principles (“GAAP”) require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Earnings Per Common Share
We compute basic earnings per common share by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per common share is computed in the same manner as basic earnings per share, but also gives effect to all dilutive stock options and unvested restricted stock using the treasury stock method.
During the six months ended June 30, 2008, a total of 15,000 common shares were issued as a result of stock option exercises and there were no common shares were issued during the six months ended June 30, 2009 as a result of stock option exercises. There were approximately 1.8 million and 1.6 million stock options not included in diluted earnings per common share during the three and six months ended June 30, 2008, respectively; and approximately 2.7 million stock options not included in diluted earnings per common share during the three and six months ended June 30, 2009, because the effect would be anti-dilutive.
The following table sets forth the computation of basic and diluted earnings per common share (in thousands, except per share data):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2009	2008	2009
Basic and diluted earnings per share — numerator:
Net income attributable to Bluegreen Corporation	$3,445	$6,814	$4,841	$10,367

Denominator:
Denominator for basic earnings per share — weighted-average shares	31,227	31,076	31,220	31,071
Effect of dilutive securities:
Stock options and unvested restricted stock	227	5	239	6

Denominator for diluted earnings per share — adjusted weighted-average shares	31,454	31,081	31,459	31,077

Basic earnings per common share	$0.11	$0.22	$0.16	$0.33

Diluted earnings per common share	$0.11	$0.22	$0.15	$0.33

Subsequent Events
Subsequent events have been evaluated through August 10, 2009, the date the financial statements were available to be issued. Subsequent events are disclosed throughout the Notes to the Condensed Consolidated Financial Statements.
Recently Adopted Accounting Pronouncements
In April 2009, the FASB issued FASB Staff Position FAS 107-1 and Accounting Principles Board (“APB”) 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FAS 107-1”), which became effective for interim and annual periods ending after June 15, 2009. FAS 107-1 amends SFAS 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. It also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized information in interim reporting periods. The additional disclosure required by this pronouncement is provided for in Note 6 below.
In April 2009, the FASB issued FASB Staff Position FAS 115-2, FAS 124-2, and Emerging Issue Task Force (“EITF”) 99-20-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FAS 115-2”), which became effective for interim and annual periods ending after June 15, 2009. FAS 115-2 amends the other-than-temporary impairment guidance in U.S. GAAP for certain securities, including retained interest in securities classified as available-for-sale investments, and also expands the required disclosure of other-than-temporary impairments on such securities in the financial statements and notes thereto. It does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The effects of this new standard are disclosed in Note 2 below.
In April 2009, the FASB issued FASB Staff Position FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly (“FAS 157-4”), which became effective for interim and annual periods ending after June 15, 2009. FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The adoption of this pronouncement did not have a material impact on our financial statements.
In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”), which became effective for interim or annual financial periods ending after June 15, 2009. SFAS No. 165 provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements. This statement also identifies the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this pronouncement did not affect our results of operations or financial condition, but did require additional disclosure in our interim financial statements (see “Subsequent Events” above).
Accounting Pronouncements Not Yet Adopted
In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 (“SFAS No. 166”), which will become effective for us beginning January 1, 2010. SFAS No. 166 requires more information about transfers of financial assets, including securitization transactions and transactions where companies have continuing exposure to the risks related to the transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. We do not currently expect that the adoption of this pronouncement will have a material impact on our financial statements.
In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”), which will become effective for us on January 1, 2010. SFAS No. 167 addresses the effects of eliminating the qualifying special-purpose entity (“QSPE”) concept from FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”), and responds to concerns about the application of certain key provisions of FIN 46(R), including concerns over the transparency of an enterprises’ involvement with variable interest entities (“VIEs”). We are currently evaluating the effects that this pronouncement may have on our financial statements, and currently anticipate that we will be required to consolidate our off-balance sheet QSPE described in Note 2. The consolidation of our QSPEs will materially impact our financial statements.
2. Retained Interests in Notes Receivable Sold
As discussed in Note 6 “Sales of Notes Receivable” in our 2008 Annual Report on Form 10-K, we have historically sold notes receivable and accounted for these transactions as “off-balance sheet” sales. In connection with such transactions, we retained subordinated tranches and rights to any excess interest spread which are identified as retained interests in the notes receivable sold. Our retained interests in notes receivable sold, which we classify as available-for-sale investments, and their associated unrealized gains (losses) are set forth below (in thousands):

	Amortized	Unrealized
As of December 31, 2008:	Cost	Gain (Loss)	Fair Value
2002 Term Securitization	$7,505	$—	$7,505
2004 Term Securitization	8,508	1,037	9,545
2004 GE Purchase Facility	3,380	78	3,458
2005 Term Securitization	16,267	—	16,267
2006 GE Purchase Facility	16,177	(1,687)	14,490
2006 Term Securitization	13,730	670	14,400
2007 Term Securitization	31,145	5,029	36,174
2008 Term Securitization	11,437	301	11,738

Total	$108,149	$5,428	$113,577

	Amortized	Unrealized
As of June 30, 2009:	Cost	Gain (Loss)	Fair Value
2004 Term Securitization	8,374	626	9,000
2004 GE Purchase Facility(2)	4,410	(447)	3,963
2005 Term Securitization	14,339	719	15,058
2006 GE Purchase Facility(1)	16,815	(1,579)	15,236
2006 Term Securitization(2)	12,187	(434)	11,753
2007 Term Securitization	27,316	1,869	29,185
2008 Term Securitization	12,895	1,182	14,077

Total	$96,336	$1,936	$98,272

(1)	This security has been in a continuous unrealized loss position for more than 12 months.

(2)	This security has been in a continuous unrealized loss position for less than 12 months.
The following assumptions (which are classified as Level 3 inputs under SFAS No. 157) were used to measure the fair value of the above retained interests:

	As of
	December, 31,	June 30,
	2008	2009
Prepayment rates	23% – 4%	22% – 4%
Loss severity rates	3% – 38%	18% – 38%
Default rates	12% – 0%	7.2% – 0%
Discount rates	19.5%	21.2%
These assumptions take into account our intended actions, which can change from time to time, relating to our right to either acquire or substitute for defaulted loans pursuant to the terms of each transaction.
The net unrealized gain on our retained interests in notes receivable sold, which is presented as a separate component of our shareholders’ equity, net of income taxes, was approximately $3.2 million and $1.1 million as of December 31, 2008 and June 30, 2009, respectively.
In May 2009, we, in our capacity as servicer of the 2002 Term Securitization, exercised our servicer option, which caused for the full redemption of all classes of notes issued by the note issuer of the 2002 Term Securitization. As a result of this exercise and the ultimate redemption, we exchanged cash of approximately $4.2 million and the retained interest in the 2002 Term Securitization were exchanged for notes receivable and VOI inventory with an estimated fair value totaling approximately $17.9 million.
On April 1, 2009, we adopted the provisions of FAS 115-2, which amended existing requirements for measuring and disclosing other-than-temporary impairment of debt securities and retained interests in securities classified as available-for-sale investments. Among other changes, FAS 115-2 provides that if a holder has the positive intent and ability to hold a security to maturity, the other-than-permanent impairment recognized in earnings should be equal to the amount representing credit loss, with any remaining loss being unrealized and included as a component of equity. Since we have the positive intent and ability to hold all of our retained interests in notes receivable sold through maturity, upon the adoption of FAS 115-2, we recorded additional unrealized losses of $6.8 million in accumulated other comprehensive income related to other-than-temporary impairments previously recognized in earnings through a cumulative-effect adjustment to our retained earnings.
The following table shows the hypothetical fair value of our retained interests in notes receivable sold based on a 10% and a 20% adverse change in each of the assumptions used to measure the fair value of those retained interests (dollars in thousands):

Hypothetical Fair Value at June 30, 2009
	Prepayment Rate		Loss Severity Rate		Default Rate		Discount Rate
Adverse Change Percentage	10%	20%	10%	20%	10%	20%	10%	20%
2004 Term Securitization	$8,943	$8,887	$8,953	$8,907	$8,967	$8,934	$8,697	$8,411
2004 GE Purchase Facility	3,935	3,908	3,949	3,936	3,951	3,940	3,821	3,690
2005 Term Securitization	15,007	14,957	14,778	14,498	14,498	13,947	14,408	13,806
2006 GE Purchase Facility	15,161	15,088	14,949	14,663	14,914	14,595	14,600	14,011
2006 Term Securitization	11,701	11,650	11,513	11,273	11,256	10,769	11,234	10,756
2007 Term Securitization	29,129	29,072	28,837	28,488	28,531	27,888	28,203	27,301
2008 Term Securitization	14,044	14,011	13,921	13,764	13,918	13,761	13,701	13,350
The table below summarizes certain cash flows received from and (paid to) our qualifying special purpose finance subsidiaries (in thousands):

	For the six months ended
	June 30,
	2008	2009
Proceeds from new sales of receivables	$55,705	$—
Collections on previously sold receivables	(95,628)	(70,569)
Servicing fees received	4,966	3,998
Purchases of defaulted receivables	(3,547)	(920)
Resales of foreclosed assets	(25,390)	(8,739)
Remarketing fees received	14,708	4,961
Cash received on retained interests in notes receivable sold	21,681	18,375
Cash paid to fund required reserve accounts	(5,247)	(1,148)
Purchases of upgraded accounts	(20,503)	(437)
In addition to the cash paid for the purchase of defaulted receivables included in the above table, we also acquire delinquent or defaulted receivables from our qualifying special purpose finance subsidiaries in exchange for unencumbered receivables (a process known as substitution). During the six months ended June 30, 2008 and 2009, we acquired notes receivable totaling $12.3 million and $35.8 million, respectively, through substitutions. Although we are not obligated to repurchase or substitute for delinquent or defaulted notes receivable from our qualifying special purpose finance subsidiaries, we may do so from time to time. The VOIs securing the delinquent and defaulted receivables received by us in this manner are typically recovered and put back in VOI inventory and resold in the normal course of business. Our maximum exposure to loss as a result of our involvement with these special purpose entities is the value of our retained interest.

Quantitative information about the portfolios of VOI notes receivable previously sold without recourse in which we hold the above retained interests is as follows (in thousands):

	As of
	June 30, 2009
	Total	Principal
	Outstanding	Amount
	Principal	of Sold Loans	Balance
	Amount of	60 or More	Owed to Note
	Sold Loans	Days Past Due	Holders
2004 Term Securitization	$32,181	$1,054	$30,090
2004 GE Purchase Facility	15,141	442	13,163
2005 Term Securitization	88,220	2,526	80,940
2006 GE Purchase Facility	75,621	2,475	67,412
2006 Term Securitization	75,790	2,506	70,218
2007 Term Securitization	144,963	4,631	130,935
2008 Term Securitization	54,937	2,091	49,084
The contractual maturities of our retained interests in notes receivable sold as of June 30, 2009, based on the final maturity dates of the underlying notes receivable are as follows (in thousands):

	Amortized
	Cost	Fair Value
Within one year	$—	$—
After one year but within five	8,374	9,000
After five years but within ten	87,962	89,272
After ten years	—	—

Total	$96,336	$98,272

3. Lines-of-Credit, Notes Payable and Receivable-Backed Notes Payable
Lines-of-Credit and Notes Payable
Please refer to our 2008 Annual Report on Form 10-K and to the “Liquidity and Capital Resources” section included in “Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this report for additional information related to our debt. The table below sets forth the balances of our lines-of-credit and notes payable (in thousands):

	As of
	December 31, 2008		June 30, 2009
		Interest		Interest
	Balance	Rate	Balance	Rate
The GMAC AD&C Facility	$99,776	4.94%	$97,417	4.81%
The GMAC Communities Facility	59,372	4.25%	57,607	10.00% (1)
Wachovia Notes Payable	30,347	2.44 – 2.79%	26,752	2.31 – 2.66%
Wachovia Line-of-Credit	9,949	2.19%	17,949	2.06%
Textron AD&C Facility	15,456	4.50 – 4.75%	17,892	4.50 – 4.75%
Fifth Third Bank Note Payable	3,400	3.44%	3,400	3.31%
Other	4,439	5.86 – 11.03%	3,886	4.31 – 12.50%

Total	$222,739		$224,903

(1)	On July 1, 2009 the interest rate on this facility was amended to the prime rate plus 2%, subject to the following floors, as described below. This table reflects the rate, as amended.

Significant changes during the six months ended June 30, 2009, as well as significant changes through the date our financials were available for issuance, include:
The GMAC AD&C Facility. During the six months ended June 30, 2009, we repaid $2.4 million of the outstanding balance.
On July 1, 2009, we amended this facility extending the maturity to June 30, 2012. The maturity date for the project loan collateralized by our Bluegreen Club 36TM resort in Las Vegas, Nevada (the “Club 36 Loan”) has been extended to June 30, 2012 from its previous maturity of November 18, 2011. Maturity dates for two project loans related to our Fountains resort in Orlando, Florida (the “Fountains Loan”) did not change from September 2010 and March 2011. Principal payments continue to be effected through agreed-upon release prices as timeshare interests in the resorts collateralizing the GMAC AD&C Facility are sold, subject to amended minimum required amortization on the Club 36 Loan and the Fountains Loan. There was no amendment to the interest rate and the facility continues to bear interest at the 30-day LIBOR plus 4.50% payable monthly. In addition, we pledged two of our existing undeveloped resort properties as additional collateral under the GMAC AD&C Facility.
The GMAC Communities Facility. During the six months ended June 30, 2009, we repaid $1.8 million of the outstanding balance.
On July 1, 2009, we amended this facility extending the maturity of the facility to December 31, 2012. Prior to this amendment, $8.0 million and $49.6 million of the amounts outstanding under the GMAC Communities Facility were due in July 2009 and September 2009, respectively. In connection with the amendment, we repaid $10.0 million of the outstanding balance under the GMAC Communities Facility at closing, with additional minimum quarterly cumulative payments commencing in January 2010 to repay the loan in full by December 31, 2012. Principal payments are effected through agreed-upon release prices as real estate collateralizing the GMAC Communities Facility is sold, subject to the minimum required amortization discussed above. The interest rate on the GMAC Communities Facility was amended to the prime rate plus 2%, subject to the following floors: (1) 10% until the balance of the loan has been reduced by a total of to $25 million (inclusive of the $10 million principal pay down referred to above) from the closing date balance, (2) 8% until the balance of the loan is less than or equal to $20 million, (3) 6% thereafter. In addition to the existing residential community projects and golf courses which already collateralized the GMAC Communities Facility, we pledged three of our other golf courses as additional collateral for the facility. We also agreed to pay certain fees and expenses in connection with the amendment, a portion of which is deferred until the maturity date and may be waived under certain circumstances.
The Wachovia Notes Payable. In June 2009, we extended the maturity of a $10.5 million note payable on our Williamsburg resort from June 19, 2009 to August 4, 2009. On July 31, 2009, the note payable was extended through November 4, 2009. We are currently discussing the terms of a long-term extension of this note with the lender. There can be no assurances that such extension will be obtained on favorable terms, if at all.
During the six months ended June 30, 2009, we repaid $3.6 million on the various notes payable.
The Wachovia Line-of-Credit. In February 2009, we borrowed an additional $8.0 million on this line-of-credit for general corporate purposes. Amounts borrowed under the line bear interest at 30-day LIBOR plus 1.75%, due monthly.
On July 30, 2009, we extended the maturity of this line-of-credit from July 30, 2009 to October 30, 2009. In connection with the extension of this line-of-credit, we repaid $2.2 million. As a result of the modification of this line-of-credit, we do not have any future availability under this line-of-credit. We are currently discussing the terms of a long-term extension of this line-of-credit with the lender. There can be no assurances that such extension will be obtained on favorable terms, if at all.

Receivable-Backed Notes Payable
The table below sets forth the balances of our receivable-backed notes payable facilities (in thousands):

	As of
	December 31, 2008			June 30, 2009
			Balance of			Balance of
			Pledged/			Pledged/
	Debt	Interest	Secured	Debt	Interest	Secured
	Balance	Rate	Receivables	Balance	Rate	Receivables
BB&T Purchase Facility (nonrecourse)	$139,057	2.19%	$167,538	$141,192	5.75%	$175,428
Liberty Bank Facility	43,505	5.75%	48,603	52,960	5.75%	60,607
GE Bluegreen/Big Cedar Receivables Facility	33,725	2.19%	39,681	38,454	2.06%	40,735
Foothill Facility	24,096	4.00%	26,117	16,541	4.00%	17,919
GMAC Receivables Facility	7,698	4.44%	8,737	6,387	4.31%	7,471
Textron Facility	1,036	6.00%	1,194	—	—	—

Total	$249,117		$291,870	$255,534		$302,160

Significant changes during the six months ended June 30, 2009, as well as significant changes through the date our financials were available for issuance include:
BB&T Purchase Facility. On June 30, 2009, we amended and restated an existing timeshare notes receivable purchase facility with Branch Banking and Trust Company (“BB&T”) formerly known as the “2008 BB&T Purchase Facility”, extending the revolving advance period under the facility to June 29, 2010. Under the amended terms, should a “takeout financing” (as defined in the applicable facility agreements) occur prior to June 29, 2010, then the facility limit either remains at the current facility limit of $150.0 million or decreases to $100.0 million, under certain circumstances. The 2009 BB&T Purchase Facility provides for the sale of our timeshare receivables at an advance rate of 67.5% of the principal balance up to a cumulative purchase price of $150.0 million on a revolving basis, subject to the terms of the facility, eligible collateral and customary terms and conditions. While ownership of the receivables is transferred for legal purposes, the transfers of receivables under the facility are accounted for as financing transactions for financial accounting purposes. Accordingly, the receivables will continue to be reflected as assets and the associated obligations will be reflected as liabilities on our balance sheet. The BB&T facility is nonrecourse and was not guaranteed by us.
The existing outstanding balance as of June 30, 2009, initially remained at its then current advance rate of 82.4%; however, we will equally share with BB&T in the excess cash flows generated by the receivables sold (excess meaning after customary payments of fees, interest and principal under the facility) as the advance rate on the existing receivables reduces to 67.5%. The interest rate on the BB&T Purchase Facility is the prime rate plus 2.5%.
During the six months ended June 30, 2009, we pledged $22.4 million of VOI notes receivable to this facility and received cash proceeds of $18.1 million. We also had repayments of $15.9 million during 2009. Subsequent to the repayments and borrowings, our availability at June 30, 2009, under this facility was $8.8 million, although this facility is revolving up to the $150.0 million facility limit and availability increases as the outstanding balance under the facility decreases.
Liberty Bank Facility. During the six months ended June 30, 2009, we pledged $18.2 million of VOI notes receivable as collateral for this facility and received cash proceeds of $16.4 million. We also repaid $6.9 million.
Subsequent to the repayments and borrowings, our availability under this facility was approximately $22.0 million at June 30, 2009; however, availability under this facility increases during the revolving advance period as the outstanding balance decreases.
In July 2009, we pledged $2.3 million of VOI notes receivable as collateral for this facility and received cash proceeds of $2.0 million.
GE Bluegreen/Big Cedar Receivables Facility. During the six months ended June 30, 2009, we pledged $6.0 million of VOI notes receivable as collateral for this facility and received cash proceeds of $5.9 million. In addition, we received approximately $4.7 million which represents an additional borrowing up to the 97% advance rate, with no additional VOI receivables being pledged in connection with this borrowing during the first quarter of 2009. We also repaid $5.8 million on this facility. The advance period under this facility expired on April 16, 2009.
Foothill Facility. During the six months ended June 30, 2009, we pledged $6.3 million of VOI notes receivable as collateral for this facility and received cash proceeds of $5.7 million. We also repaid $13.7 million. Subsequent to the repayments and borrowings our availability at June 30, 2009, was $13.5 million; however, availability under this facility increases during the revolving advance period as the outstanding balance decreases.
4. Common Stock and Stock Option Plans
Bluegreen Corporation Common Stock
The Board of Directors has approved an amendment, subject to shareholder approval, that would amend Article 3 of our Restated Articles of Organization to increase the number of authorized shares of Common Stock from 90,000,000 shares to 140,000,000 shares. The amendment will have no impact on the relative rights, powers and limitations of the Common Stock, and holders of Common Stock do not have preemptive rights to acquire or subscribe for any of the additional shares of Common Stock authorized by the amendment.
Bluegreen Corporation 2008 Stock Incentive Plan
During 2008, the Board of Directors and shareholders approved our 2008 Stock Incentive Plan (referred to within this section as the “Plan”), which provides for the issuance of restricted stock awards and for the grant of options to purchase shares of our Common Stock. The Plan currently limits the total number of shares of Common Stock available for grant under the Plan to 4,000,000 shares. The Board of Directors has approved an amendment to the Plan, subject to shareholder approval, that would increase the aggregate number of shares available for grant under the Plan to 10,000,000 shares as well as increase the number of shares of restricted stock and the number of shares underlying stock options which may be granted during any calendar year to covered employees of the Company and the number of shares underlying options which may be granted to any person under the Plan during any calendar year to the full amount of shares available for grant under the Plan.
Share-Based Compensation Plans
The following table lists relevant information pertaining to our grants of stock options and restricted stock during the six months ended June 30, 2008 (amounts in thousands):

	Stock Option Awards		Restricted Stock Awards
		Grant Date		Grant Date
	Quantity	Fair Value	Quantity	Fair Value
Directors	242	$663	142	$991
Employees	778	2,264	1,183	9,208

Total	1,020	$2,927	1,325	$10,199

There were no stock options or restricted stock grants during the six months ended June 30, 2009. In July 2009 certain of our non-employee directors were granted approximately 93,000 shares of restricted stock and 119,500 options to purchase common shares. The shares were granted in connection with annual director compensation.
Total stock-based compensation expense recognized in earnings for directors and employees during the three and six months ended June 30, 2008 was $1.0 million and $1.8 million, respectively. Total stock-based compensation expense recognized in earnings for directors and employees during the three and six months ended June 30, 2009 was $1.2 million and $2.4 million, respectively. The following table presents certain information related to our unrecognized compensation for our stock based awards as of June 30, 2009:

	Weighted
	Average
	Recognition	Unrecognized
As of June 30, 2009	Period	Compensation
	(in years)	(000’s)
Stock Option Awards	2.9	$5,673
Restricted Stock Awards	3.7	$9,174
A summary of our stock option activity during the six months ended June 30, 2009 is presented below (in thousands, except price per option data):

		Weighted Average
	Outstanding	Exercise Price	Number of Options
	Options	Per Option	Exercisable
	(in shares, 000’s)		(in shares, 000’s)
Balance at December 31, 2008	2,709	$9.91	871
Granted	—	—
Forfeited	—	—
Expired	(19)	$8.24
Exercised	—	—

Balance at June 30, 2009	2,690	$9.93	852

A summary of the status of our non-vested restricted stock awards as of June 30, 2009, and activity during the six months ended June 30, 2009, is as follows:

		Weighted-Average
	Number	Grant-Date
Unvested Restricted Stock Awards	of Shares	Fair Value
	(in shares, 000’s)
Unvested at December 31, 2008	1,417	$8.14
Granted	—	—
Vested	(21)	$6.09
Forfeited	—	—

Unvested at June 30, 2009	1,396	$8.17

5. Inventory
Our inventory holdings, summarized by division, are set forth below (in thousands):

	As of
	December 31,	June 30,
	2008	2009
Bluegreen Resorts	$342,779	$360,804
Bluegreen Communities	160,490	158,105

	$503,269	$518,909

Bluegreen Resorts inventory as of December 31, 2008, consisted of land inventory of $42.3 million, $87.9 million of construction-in-progress and $212.6 million of completed VOI units. Bluegreen Resorts inventory as of June 30, 2009, consisted of land inventory of $75.5 million, $1.1million of construction-in-progress and $284.3 million of completed VOI units.
Total interest expense capitalized to construction in progress was $3.7 million and $8.7 million for the three and six months ended June 30, 2008, respectively, and $0.4 million and $1.3 million for the three and six months ended June 30, 2009, respectively.

6. Fair Value of Financial Instruments
We used the following methods and assumptions in estimating the fair values of our financial instruments:
Cash and cash equivalents: The amounts reported in our consolidated balance sheets for cash and cash equivalents approximate fair value.
Contracts receivable: The amounts reported in our consolidated balance sheets for contracts receivable approximate fair value. Contracts receivable are non-interest bearing and generally convert into cash or an interest-bearing mortgage note receivable within thirty days.
Notes receivable: The amounts reported in our consolidated balance sheets for notes receivable approximate fair value based on discounted future cash flows using current rates at which similar loans with similar maturities would be made to borrowers with similar credit risk.
Retained interests in notes receivable sold: Our retained interests of our VOI notes receivable sold are carried at fair value. See Note 2 for additional information on the methods and assumptions used to estimate the fair value of these financial instruments.
Lines-of-credit, notes payable, and receivable-backed notes payable: The amounts reported in our consolidated balance sheets approximate their fair value for indebtedness that provides for variable interest rates.
Junior subordinated debentures: The fair values of our junior subordinated debentures were based on the discounted value of contractual cash flows at a market discount rate or market price quotes from the over-the-counter bond market.
The estimated fair values of our financial instruments were as follows (in thousands):

	As of December 31, 2008		As of June 30, 2009
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Cash and cash equivalents	$81,775	$81,775	$95,135	$95,135
Contracts receivable, net	7,452	7,452	7,174	7,174
Notes receivable, net	340,644	340,644	327,754	327,754
Retained interests in notes receivable sold	113,577	113,577	98,272	98,272
Lines-of-credit, notes payable, and receivable- backed notes payable	471,856	471,856	480,437	480,437
Junior subordinated debentures	110,827	47,161	110,827	52,691
7. Business Segments
We have two reportable business segments – Bluegreen Resorts and Bluegreen Communities. Bluegreen Resorts develops markets and sells VOIs in our resorts, through the Bluegreen Vacation Club, and provides resort management services to resort property owners associations. Bluegreen Communities acquires large tracts of real estate, which are subdivided, improved (in some cases to include a golf course on the property and other related amenities) and sold, typically on a retail basis as homesites. Our reportable segments are business units that offer different products. The reportable segments are each managed separately because they sell distinct products with different development, marketing and selling methods.
We evaluate the performance of and allocate resources to each business segment based on its respective field operating profit. We define field operating profit as operating profit prior to the allocation of corporate overhead, interest income, other income or expense items, interest expense, income taxes, and income attributable to non-controlling interest. Inventory, notes receivable and fixed assets are the only assets that we evaluate on a segment basis — all other assets are only evaluated on a consolidated basis. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1 to the Consolidated Financial Statements.

Information for our business segments is as follows (in thousands):

	Bluegreen	Bluegreen
	Resorts	Communities	Total
For the Three Months Ended June 30, 2008
Sales of real estate	$107,120	$12,966	$120,086
Other resort and communities operations revenue	15,067	2,739	17,806
Depreciation expense	1,854	400	2,254
Field operating profit	5,373	1,035	6,408

	Bluegreen	Bluegreen
	Resorts	Communities	Total
For the Three Months Ended June 30, 2009
Sales of real estate	$51,977	$4,578	$56,555
Other resort and communities operations revenue	13,488	2,459	15,947
Depreciation expense	1,316	387	1,703
Field operating profit (loss)	6,001	(1,654)	4,347

	Bluegreen	Bluegreen
	Resorts	Communities	Total
For the Six Months Ended June 30, 2008
Sales of real estate	$197,467	$33,875	$231,342
Other resort and communities operations revenue	29,029	6,647	35,676
Depreciation expense	3,760	807	4,567
Field operating profit	11,170	4,904	16,074

	Bluegreen	Bluegreen
	Resorts	Communities	Total
For the Six Months Ended June 30, 2009
Sales of real estate	$95,497	$6,913	$102,410
Other resort and communities operations revenue	26,684	3,939	30,623
Depreciation expense	2,620	779	3,399
Field operating profit (loss)	13,560	(3,276)	10,284

	Bluegreen	Bluegreen
	Resorts	Communities	Total
As of December 31, 2008
Notes receivable, net	$336,229	$4,415	$340,644
Inventory	342,779	160,490	503,269
Fixed assets	69,677	26,694	96,371

	Bluegreen	Bluegreen
	Resorts	Communities	Total
As of June 30, 2009
Notes receivable, net	$323,397	$4,357	$327,754
Inventory	360,804	158,105	518,909
Fixed assets	70,371	26,351	96,722

Reconciliations to Consolidated Amounts
Field operating profit for our reportable segments reconciled to our consolidated income before provision for income taxes and non-controlling interest is as follows (in thousands):

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2008	2009	2008	2009
Field operating profit for reportable segments	$6,408	$4,347	$16,074	$10,284
Interest income	13,503	17,695	23,464	36,188
Other income, net	208	1,834	473	1,299
Corporate general and administrative expenses	(11,201)	(10,066)	(23,055)	(19,591)
Interest expense	(2,041)	(8,100)	(6,990)	(15,435)

Income before non-controlling interests and provision (benefit) for income taxes	$6,877	$5,710	$9,966	12,745

Depreciation expense for our reportable segments reconciled to our consolidated depreciation expense is as follows (in thousands):

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2008	2009	2008	2009
Depreciation expense for reportable segments	$2,254	$1,703	$4,567	$3,399
Depreciation expense for corporate fixed assets	1,121	1,296	2,205	2,587

Consolidated depreciation expense	$3,375	$2,999	$6,772	$5,986

Assets for our reportable segments reconciled to our consolidated assets (in thousands):

	As of
	December 31,	June 30,
	2008	2009
Notes receivable for reportable segments	$340,644	$327,754
Inventory for reportable segments	503,269	518,909
Fixed assets for reportable segments	96,371	96,722
Assets not allocated to reportable segments	253,223	252,880

Total assets	$1,193,507	$1,196,265

Geographic Information
Sales of real estate by geographic area are as follows (in thousands):

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2008	2009	2008	2009
United States	$118,478	$55,098	$227,926	$99,339
Aruba	1,608	1,457	3,416	3,071

Consolidated totals	$120,086	$56,555	$231,342	$102,410

Total assets by geographic area are as follows (in thousands):

	As of
	December 31,	June 30,
	2008	2009
United States	$1,183,176	$1,187,851
Aruba	10,331	8,414

Total assets	$1,193,507	$1,196,265

8. Income Taxes
We and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With certain exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.
We evaluate our tax positions based upon FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. Based on an evaluation of uncertain tax provisions, we are required to measure tax benefits based on the largest amount of benefit that is greater than 50% likely of being realized upon settlement. In accordance with our accounting policy, we recognize interest and penalties related to unrecognized taxes as a component of general and administrative expenses.
On May 1, 2009, we received tax assessment notices from the North Carolina Department of Revenue informing us of its proposal to assess us with taxes, interest, and penalties totaling approximately $0.5 million. These assessment notices relate to our corporate income tax returns for fiscal years 2004, 2005 and 2006. We plan to vigorously challenge this assessment.
As of June 30, 2009, we had no amounts recorded for uncertain tax positions.
As discussed in Note 2, in our capacity as servicer of the 2002 Term Securitization, we exercised our servicer option which caused for the full redemption of all classes of notes as of May 8, 2009. Since the ability to exercise this option became available to us earlier than originally anticipated, certain book and tax differences (temporary differences) totaling $4.6 million became permanent differences, which is reflected as a reduction to our income tax provision on the condensed consolidated statements of income.
9. Comprehensive Income and Capital Structure
Accumulated other comprehensive income, net of income taxes on our condensed consolidated balance sheets is comprised of net unrealized gains on retained interests in notes receivable sold, which are held as available-for-sale investments. The following table discloses the components of our comprehensive income for the periods presented (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2009	2008	2009
Net income	$4,765	$8,364	$6,999	$13,103
Change in net unrealized gains on retained interests in notes receivable sold, net of income taxes	(1,500)	(3,675)	(2,899)	(2,122)
Net change in equity due to a cumulative effect of a change in accounting principle upon adoption of FAS 115-2	—	2,654	—	2,654

Total comprehensive income	$3,265	$7,343	$4,100	$13,635

The following table details changes in shareholders’ equity, including changes in equity attributable to Bluegreen shareholders and changes in equity attributable to the non-controlling interests (in thousands):

			Equity Attributable to Bluegreen Shareholders
							Accumulated	Equity
							Other	Attributable to
Common				Additional		Treasury	Comprehensive	Non-
Shares			Common	Paid-in-	Retained	Stock, at	Income, net of	controlling
Outstanding		Total	Stock	Capital	Earnings	Cost	Income Taxes	Interests
33,996	Balance at January 1, 2009	$411,985	$339	$182,654	$209,186	$(12,885)	$3,173	$29,518
—	Net income	13,103	—	—	10,367	—	—	2,736
—	Other comprehensive income	1,987	—	—	—	—	1,987	—
—	Stock compensation	2,389	1	2,388	—	—	—	—
—	Cumulative Effect — FAS 115-2 (See Note 2)	2,654			6,763		(4,109)

33,996	Balance at June 30, 2009	$432,118	$340	$185,042	$226,316	$(12,885)	$1,051	$32,254

10. Contingencies
Proposed Sale of Bluegreen Communities’ Golf Courses
In May 2009, we entered into contracts to sell four golf courses located in North Carolina and Virginia. The sale includes the golf course property and all buildings and equipment related to the golf operations. The proposed purchase price for the combined properties is approximately $10.2 million, and the combined carrying amount of the assets as of June 30, 2009 was approximately $20.0 million. These contracts are contingent upon several factors, including the buyer’s ability to obtain financing.
As of June 30, 2009, we believe that the satisfaction of the contingencies related to the golf course sale was not probable, primarily based on uncertainties in the credit markets. Should such sale occur or satisfaction of the contingencies become probable, we would recognize a loss on disposal of approximately $9.8 million. Additionally, should this transaction not be consummated, we intend to operate the golf courses at positive cash flows sufficient to support their carrying amounts.
Bluegreen Resorts
Tennessee Tax Audit
In 2005, the State of Tennessee Audit Division (the “Division”) audited certain subsidiaries within Bluegreen Resorts for the period from December 1, 2001 through December 31, 2004. On September 23, 2006, the Division issued a notice of assessment for approximately $652,000 of accommodations tax based on the use of Bluegreen Vacation Club accommodations by Bluegreen Vacation Club members who became members through the purchase of non-Tennessee property. We believe the attempt to impose such a tax is contrary to Tennessee law and intend to vigorously oppose such assessment by the Division. An informal conference was held in December 2007 to discuss this matter with representatives of the Division. No formal resolution of the issue was reached during the conference and no further action has to date been initiated yet by the State of Tennessee. While the timeshare industry has been successful in challenging the imposition of sales taxes on the use of accommodations by timeshare owners, there is no assurance that we will be successful in contesting the current assessment.
Kelly Fair Labor Standards Act Lawsuit
In Cause No. 08-cv-401-bbc, styled Steven Craig Kelly and Jack Clark, individually and on behalf of others similarly situated v. Bluegreen Corporation, in the United States District Court for the Western District of Wisconsin, two former sales representatives brought on July 28, 2008, a lawsuit in the Western District of Wisconsin on behalf of themselves and putative class members who are or were employed by us as sales associates and compensated on a commission-only basis. Plaintiffs alleged that we violated the Fair Labor Standards Act (“FLSA”), and that they and the collective class are or were covered, non-exempt employees under federal wage and hour laws, and are entitled to minimum wage and overtime pay consistent with the FLSA. In the complaint, Plaintiffs sought unpaid compensation (minimum wage and overtime), liquidated damages, interest, costs, attorneys’

fees and other legal and equitable relief as the Court deems just and proper. In February of 2009, the court granted conditional class certification to the plaintiffs. On July 10, 2009 the parties settled the case and we agreed to pay the sum of approximately $1.5 million without admitting any liability. This amount was accrued at June 30, 2009. This amount will be paid to the plaintiffs in satisfaction of the class members’ possible state and federal claims and includes their attorney’s fees and any other costs. The settlement is subject to court approval.
Pennsylvania Attorney General Lawsuit
On October 28, 2008, in Cause No. 479 M.D. 2008, styled Commonwealth of Pennsylvania Acting by Attorney General Thomas W. Corbett, Jr. v. Bluegreen Corporation, Bluegreen Resorts, Bluegreen Vacations Unlimited, Inc. and Great Vacation Destinations, Inc., Commonwealth Court of Pennsylvania, the Commonwealth of Pennsylvania acting through its Attorney General filed a lawsuit against Bluegreen Corporation, Bluegreen Resorts, Bluegreen Vacations Unlimited, Inc. and Great Vacation Destinations, Inc. (a wholly owned subsidiary of Bluegreen Corporation) alleging violations of Pennsylvania’s Unfair Trade Practices and Consumer Protection Laws. The lawsuit alleges that we have used, or are using, sales and marketing methods or practices that are unlawful under Pennsylvania law and seeks a permanent injunction preventing us from using such methods and practices in the future. The lawsuit also seeks civil penalties against us and restitution on behalf of Pennsylvania consumers who may have suffered losses as a result of the alleged unlawful sales and marketing methods and practices. The lawsuit does not seek to permanently restrain us or any of our affiliates from doing business in the Commonwealth of Pennsylvania. While there is no assurance that a resolution will be reached, the parties are currently engaged in negotiations to resolve this litigation.
Bluegreen Communities
Mountain Lakes Mineral Rights
Bluegreen Southwest One, L.P., (“Southwest”), a subsidiary of Bluegreen Corporation, is the developer of the Mountain Lakes subdivision in Texas. In Cause No. 28006; styled Betty Yvon Lesley et a1 v. Bluff Dale Development Corporation, Bluegreen Southwest One. L.P. #et al. in the 266th Judicial District Court, Erath County, Texas, the plaintiffs filed a declaratory judgment action against Southwest seeking to develop their reserved mineral interests in, on and under the Mountain Lakes subdivision. The plaintiffs’ claims are based on property law, oil and gas law, contract and tort theories. The property owners association and some of the individual landowners have filed cross actions against Bluegreen, Southwest and individual directors of the property owners association related to the mineral rights and certain amenities in the subdivision as described below. On January 17, 2007, the court ruled that the restrictions placed on the development that prohibited oil and gas production and development were invalid and not enforceable as a matter of law, that such restrictions do not prohibit the development of the plaintiffs’ prior reserved mineral interests and that Southwest breached its duty to lease the minerals to third parties for development. The Court further ruled that Southwest is the sole holder of the right to lease the minerals to third parties. The order granting the plaintiffs’ motion was severed into a new cause styled Cause No. 28769 Betty Yvon Lesley et a1 v. Bluff Dale Development Corporation, Bluegreen Southwest One. L.P. #et al. in the 266th Judicial District Court, Erath County, Texas. Southwest appealed the trial court’s ruling. On January 22, 2009, in Bluegreen Southwest One, L.P. et al. v. Betty Yvon Lesley et al.; in the 11th Court of Appeals, Eastland, Texas, the Appellate Court reversed the trial court’s decision and ruled in Southwest’s favor and determined that all executive rights were owned by Southwest and then transferred to the individual property owners in connection with the sales of land. All property owner claims were decided in favor of Southwest. It was also decided that Southwest did not breach a fiduciary duty to the Plaintiffs as an executive rights holder. As a result of this decision, there are no damages or attorney’s fees owed to the Plaintiffs. On May 14, 2009, the Plaintiffs filed an appeal with the Texas Supreme Court asking the Court to reverse the Appellate Court’s decision in favor of Bluegreen. No information is available as to when the Court will render a decision as to whether or not it will take the appeal. As of June 30, 2009, we had accrued $1.5 million in connection with the issues raised related to the mineral rights claims.
Separately, one of the amenity lakes in the Mountain Lakes development did not reach the expected water level after construction was completed. Owners of homesites within the Mountain Lakes subdivision and the property owners Association of Mountain Lakes have asserted cross claims against Southwest and Bluegreen regarding such failure as part of the Lesley litigation referenced above as well as in Cause No. 067-223662-07; Property Owners Association of Mountain Lakes Ranch, Inc. v. Bluegreen Southwest One, L.P. et al.; in the 67th Judicial District Court of Tarrant County, Texas. Southwest continues to investigate reasons for the delay of the lake to fill and currently estimates that the cost of remediating the condition will be approximately $3.4 million, which remained accrued as of June 30, 2009. Additional claims may be pursued in the future in connection with these matters, but it is not possible at this time to estimate the likelihood of loss or amount of potential exposure with respect to any such matters.
11. Restructuring Charges
During the fourth quarter of 2008, we implemented strategic initiatives in the Resort Division for the purpose of reducing sales, conserving cash, and conserving availability under our receivables credit facilities. The restructuring involved incurring costs associated with lease termination obligations, the write down of certain fixed assets, and employee severance and benefits. The remaining unpaid liability as of June 30, 2009 and December 31, 2008 are included as a component of Accrued Liabilities on our Condensed Consolidated Balance Sheets. Restructuring costs were accounted for in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”).
Activity during the six months ended June 30, 2009 related to the restructuring liability, as well as our remaining liability, were as follows:

			Cash
	Liability at	Charges and	Payments	Liability at
	December 31,	Other	made	June 30,
	2008	Adjustments	during 2009	2009
Severance and benefit-related costs(1)	$3,540	$41	$3,253	$328
Lease termination obligations(2)(3)	4,079	(724)	777	2,578
Other	349	—	250	99

Total Restructuring	$7,968	$(683)	$4,280	$3,005

(1)	Includes severance payments made to employees, payroll taxes and other benefit related costs in connection with the termination of over 3,000 employees.

(2)	Includes costs associated with noncancelable property and equipment leases that we have ceased to use, as well as termination fees related to the cancellation of certain contractual lease obligations. Included in this amount are future minimum lease payments in excess of estimated sublease income, fees and expenses for which the provisions of SFAS No. 146 were satisfied.

(3)	Continuing lease obligations will be paid monthly through November 2012.
Certain of our lease obligations previously accrued as part of our restructuring in 2008 have been successfully cancelled or have had the terms modified. The effect of the successfully negotiations is the reduction of the liability previously recorded of approximately $724,000, which has been recorded as other income in the condensed consolidated statements of income.
12. Related Party Transactions
We are currently working with Woodbridge Holdings Corporation (“Woodbridge”) to explore avenues in assisting us in obtaining liquidity in the sale or financing of our receivables, which may include, among other potential alternatives, Woodbridge forming a broker dealer to raise capital through private or public offerings, among other things. We have agreed to reimburse Woodbridge for certain expenses, including legal and professional fees, incurred in connection with this effort. Through August 10, 2009, we reimbursed approximately $601,000 to Woodbridge in connection with this matter. As of June 30, 2009, Woodbridge beneficially owned 29% of our outstanding common stock.